United States securities and exchange commission logo





                      May 30, 2024

       Kyle Lorentzen
       Chief Fianancial Officer
       CommScope Holding Company, Inc.
       3642 E. US Highway 70
       Claremont , North Carolina 28610

                                                        Re: CommScope Holding
Company, Inc.
                                                            Form 10-K for the
year ended February 29, 2024
                                                            File No. 001-36146

       Dear Kyle Lorentzen:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Manufacturing